INSIDE INFORMATION, AIRPORTS, ASSET ROTATION, UK Communication about the sale process of Heathrow’s shares Amsterdam, 14/06/2024.- Reference is made to the press release communications dated 16 January 2024 and 28 November 2023 regarding the contemplated sale by Ferrovial SE (Ferrovial) of its entire stake (c.25%) in FGP Topco Ltd. (FGP Topco), parent company of Heathrow Airport Holdings Ltd., to Ardian and PIF and the exercise by some of the FGP Topco shareholders of their tag-along rights (the Tagging Shareholders) in respect of shares representing 35% of the share capital of FGP Topco (the Tagged Shares). The parties have been working towards satisfaction of the condition for the sale of the Tagged Shares to be sold alongside Ferrovial’s shares by exploring different options to satisfy the same. In connection with exploring such different options and following the exercise of the tag-along rights, Ardian and PIF have made a revised offer to acquire shares representing 37.62% of the share capital of FGP Topco for 3,259 million pounds (the Offer). The Offer has been accepted by Ferrovial and certain of the Tagging Shareholders, and, as a result, an agreement has been entered into pursuant to which Ferrovial and certain Tagging Shareholders will sell a pro rata portion of their shares in FGP Topco such that Ferrovial will remain as a shareholder with shares representing 5.25% of the issued share capital of FGP Topco. Following the sale, Ferrovial and the Tagging Shareholders selling at the same time as Ferrovial will, together, hold shares representing 10% of the issued share capital of FGP Topco. Ardian and PIF will hold shares representing c. 22.6% and c.15.0% respectively, through separate vehicles. The transaction is subject to complying with the right of first offer and full tag-along rights, which may be exercised by the other FGP Topco shareholders pursuant to the Shareholders’ Agreement and the Articles of Association of FGP Topco and is also subject to the satisfaction of applicable regulatory conditions. As such, there can be no certainty that the transaction entered into will complete. This press release contains inside information within the meaning of article 7(1) of the Regulation (EU) Nº 596/2014, of the European Parliament and of the Council, of 16 April 2014, on market abuse. About Ferrovial Ferrovial is one of the world’s leading infrastructure companies. The Company operates in more than 15 countries and has a workforce of over 24,000 worldwide. Ferrovial is triple listed on Euronext Amsterdam, the Spanish Stock Exchanges and Nasdaq and is a member of Spain’s blue-chip IBEX 35 index. It is part of the Dow Jones Sustainability Index and FTSE4Good, and all its operations are conducted in compliance with the principles of the UN Global Compact, which the Company adopted in 2002.